November 15, 2019

BY EDGAR

Ms. Cate Whiting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	BMO Global Long/Short Fund (the “Fund”), a series of BMO Funds, Inc. (the
“Registrant”); File Nos. 33-48907 and 811-58433

Dear Ms. Whiting:

On behalf of the Registrant, we hereby respond to oral comments received from you on Thursday, November 14, 2019, regarding the Fund’s Preliminary Proxy Statement that was filed with the SEC via EDGAR on November 7, 2019. Your comments and the Registrant’s responses are set forth below.

1.	Comment: Confirm supplementally that the Fund will stay current on all of its filing obligations through the date of its proposed liquidation.

Response: Confirmed.

2.	Comment: Confirm supplementally that the series and class identifiers for the Fund will be marked “inactive” following the liquidation.

Response: Confirmed.

3.

Comment: Add disclosure to the Proxy Statement stating that liquidation distributions will be made within seven (7) days following the liquidation date (as required by Section 22(e) of the Investment Company Act of 1940, as amended).

Response: The requested disclosure has been added to the Proxy Statement. See Attachment A for draft disclsoure.

4.

Comment: Confirm supplementally if the Fund intends to rely on Codification Topic 450 and Financial Accounting Standards Board FAS 5 (relating to setting aside an appropriate amount of assets to cover liabilities post-liquidation).

Response: Confirmed.

5.

Comment:    In the third “Q&A” on page iii of the Proxy Statement, add a clarifying statement after the words “shareholder’s proportional interest in the Fund” in the last line of the answer that explains what this means. For example, later in the Proxy Statement, the Registrant states that “after the Liquidation Time, the Corporation will mail to each shareholder of record at the Liquidation Time: one or more liquidating distributions equal in the aggregate to the shareholder’s proportionate interest in the excess of the assets of the Fund over the liabilities of the Fund as of the Liquidation Time”. If the earlier statement is intended to be consistent with the latter statement, please make this clear.

Response: The Registrant has added a clarifying parenthetical following the words “shareholder’s proportional interest in the Fund” which reads as follows: “(i.e., an amount equal, in the aggregate, to the shareholder’s proportional interest in the excess of the assets of the Fund over the labilities of the Fund)”. See Attachment A for draft disclsoure.

6.

Comment: In the first full paragraph on page 3 of the Proxy Statement, the last sentence states that the Fund does not anticipate being unable to locate shareholders. Please explain why this is the case. Provided the Registrant knows who all the shareholders are, there is no need to add additional disclosure indicating that the Fund will use reasonable efforts to locate each shareholder.

Response: While the Registrant does not anticipate any issues with locating Fund shareholders, because some of the Fund’s shares are held in omnibus accounts, the Fund has added disclosure to the Proxy Statement to indicate that it will use reasonable efforts to locate each shareholder. See Attachment A for draft disclsoure.

* * * *

If you have any questions regarding these responses, please contact the undersigned at 608.284-2226.

Very truly yours,

/s/ Pamela M. Krill

Pamela M. Krill

cc:        Working Group

ATTACHMENT A

Comment #3 Disclosure (Page 2)

Liquidating Distributions. As soon as is reasonable and practicable after the Liquidation Time, but in any event no later than seven (7) days following the Effective Date, the Corporation will mail to each shareholder of record at the Liquidation Time: (a) one or more liquidating distributions equal in the aggregate to the shareholder’s proportionate interest in the excess of the assets of the Fund over the liabilities of the Fund as of the Liquidation Time; and (b) information concerning the sources of each liquidating distribution. Any accrued income or gains will be distributed as part of the liquidating distribution. Upon the mailing of the final liquidating distribution, all outstanding shares of the Fund will be deemed redeemed and canceled.

Comment #5 Disclosure (Page iii)

Q.	How will the liquidation affect my investment?

A.

Pursuant to the plan of liquidation, any shareholder who has not exchanged or redeemed their shares of the Fund prior to the close of trading on the New York Stock Exchange on December [    ], 2019 (the liquidation time) will have their shares redeemed in cash and will receive a check representing the shareholder’s proportional interest in the Fund (i.e., an amount equal, in the aggregate, to the shareholder’s proportional interest in the excess of the assets of the Fund over the labilities of the Fund), subject to any required withholdings.

Comment #6 Disclosure (Page 3)

In the event that the Fund is unable to make liquidating distributions to any shareholders because of the inability to locate such shareholders, subject to applicable abandoned property laws, such liquidating distributions may be held in an account with a financial institution for the benefit of such shareholders that cannot be located. The expenses of such account will be charged against the assets in the account. The Fund will use reasonable efforts to locate each shareholder, and does not anticipate being unable to locate shareholders.

21478984.1

3